

S 10031045 'OMMISSION
,49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

JUN 01 2010

Washington, DC
110

SEC FILE NUMBER
8- 48287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2009 (MM/DD/YY) AND ENDING March 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert Blum Municipals, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Van Ness Avenue, Suite 415
(No and Street)

San Francisco,	California	94106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Blum (415) 673-2793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Blum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert Blum Municipals, Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of SAN FRANCISCO
Subscribed and sworn to (or affirmed) before me on this 22 day of APRIL, 2010 by ROBERT BLUM proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

President
Title



KINRY C. LOUIE
COMM. # 1879766
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES FEB. 8, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Robert Blum Municipals, Inc.:

We have audited the accompanying statement of financial condition of Robert Blum Municipals, Inc. (the Company) as of March 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Blum Municipals, Inc. as of March 31, 2010, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 24, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland

Robert Blum Municipals, Inc.
Statement of Financial Condition
March 31, 2010

Assets

Cash and cash equivalents	$	707,124
Receivables from clearing organization		7,301
Deposit with clearing organization		30,002
Municipal bonds owned, at market value		160,339
Deposits		700
Total assets	$	905,466

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	47,929
Payable to clearing organization		161,263
Liabilities subordinated to claims of general creditors		250,000
Total liabilities		459,192
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 25,000 shares authorized, 5,000 shares issued and outstanding		150,000
Retained earnings		296,274
Total stockholder's equity		446,274
Total liabilities and stockholder's equity	$	905,466

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Income
For the Year Ended March 31, 2010

Revenues	
Trading revenue	$ 669,434
Total revenues	669,434
Expenses	
Employee compensation and benefits	530,363
Communications and information services	41,403
Occupancy	17,907
Promotional	10,042
Interest	22,688
Regulatory	10,681
Professional services and other	16,205
Total expenses	649,289
Net income (loss) before income tax provision	20,145
Income tax provision	800
Net income (loss)	$ 19,345

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended March 31, 2010

	Amount
Balance at March 31, 2009	$ 250,000
Increase (decrease)	-
Balance at March 31, 2010	$ 250,000

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2010

	Common Stock	Retained Earnings	Total
Balance at March 31, 2009	$ 150,000	$ 276,929	$ 426,929
Net income (loss)	-	19,345	19,345
Balance at March 31, 2010	$ 150,000	$ 296,274	$ 446,274

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2010

Cash flow from operating activities:		
Net income (loss)		$ 19,345
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Receivables from clearing organization	$ 1,690	
Deposit with clearing organization	2	
Municipal bonds owned, at market value	204,977	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	43,794	
Payable to clearing organization	(204,633)	
Income taxes payable	(800)	
Total adjustments		45,030
Net cash and cash equivalents provided by (used in) operating activities		64,375
Net cash and cash equivalents provided by (used in) investing activities		-
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		64,375
Cash and cash equivalents at beginning of year		642,749
Cash and cash equivalents at end of year		$ 707,124
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 22,688	
Income taxes	$ 1,600	

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Robert Blum Municipals, Inc. ("the Company") was incorporated in the State of California on April 17, 1995. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer. Substantially all of its business consists of trading municipal securities in a principal capacity.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Receivables from clearing organization represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

The inventory of municipal securities are valued at fair value as determined by management. Municipal securities for which there is no market on a securities exchange or no independent publicly quoted market price are valued at fair value as determined by management. There was no material difference between cost and market (or fair value) at the balance sheet date.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: RECEIVABLES FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of March 31, 2010, the receivables from clearing organization of $7,301 are pursuant to these clearance agreements.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2010

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a clearing agreement with Southwest Securities Inc. ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at March 31, 2010 was $30,002.

Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	800	-	800
Total income tax expense (benefit)	$ 800	$ -	$ 800

The Company has available at March 31, 2010, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $914. The net operating loss begins to expire in the year 2029.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: PAYABLE TO CLEARING ORGANIZATION

As discussed in the Municipal Bonds Owned, At Market Value (Note 3), the Company acquired its municipal bond positions using credit extended from the clearing organization. At March 31, 2010, the credit balance payable to the clearing organization was $161,263. To the extent that this liability is collateralized by the municipal bond positions, it is not included in aggregate indebtedness for the purpose of SEC Rule 15c3-1(c)(1).

Note 6: RELATED PARTY TRANSACTIONS

Interest paid on borrowings under subordinated liabilities totaled $22,500 for the year ended March 31, 2010, and was paid to the Company's sole shareholder.

Note 6: RELATED PARTY TRANSACTIONS (Continued)

The Company leases all of its office equipment from the Company's sole shareholder. Lease payments for the equipment totaled $4,312 for the year ended March 31, 2010.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 7: SUBORDINATED LIABILITIES

The borrowings under subordinated agreements at March 31, 2010 are listed below:

Subordinated note, 9%, due August 31, 2014	$ 100,000
Subordinated note, 9%, due June 31, 2015	$ 150,000
	$ 250,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commissions's uniform net capital rule.

Note 8: PROFIT SHARING PLAN

The Company's profit sharing plan (the "Plan") covers all eligible employees. The plan was effective on August 1, 1995, and provides for a Company contribution of up to 25% of eligible compensation. All contributions to the plan are at the discretion of the Company. The Company contributed $43,000 to the Plan for the year ended March 31, 2010.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

Commitments

On April 22, 2010, the Company entered into a lease agreement for office space under a non-cancelable lease which commenced July 1, 2010 and expires June 30, 2015. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

At March 31, 2010, the minimum annual payments are as follows:

Year Ending March 31,	
2011	$ 11,064
2012	11,064
2013	11,064
2014	11,064
2015	11,064
2016 & thereafter	-
	$ 55,320

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended March 31, 2010, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2010, the Company had net capital of $685,544 which was $585,544 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($48,853) to net capital was 0.07 to 1, which is less than the 15 to 1 maximum allowed.

Robert Blum Municipals, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2010

Computation of net capital		
Common stock	$ 150,000	
Retained earnings	296,274	
Total stockholder's equity		$ 446,274
Add: Additions to capital		
Subordinated liabilities	250,000	
Total allowable subordinated liabilities		250,000
Total equity & allowable subordinated liability		696,274
Less: Non-allowable assets		
Deposits	(700)	
Total non-allowable assets		(700)
Net capital before haircuts		695,574
Less: Haircuts on securities		
Haircut on municipal securities	(10,030)	
Total haircuts on securities		(10,030)
Net Capital		685,544
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,257	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 585,544
Ratio of aggregate indebtedness to net capital	0.07 : 1	

There was a $1 rounding difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated March 31, 2010.

Robert Blum Municipals, Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2010

A computation of reserve requirements is not applicable to Robert Blum Municipals, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Robert Blum Municipals, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of March 31, 2010

Information relating to possession or control requirements is not applicable to Robert Blum Municipals, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Robert Blum Municipals, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Robert Blum Municipals, Inc.:

In planning and performing our audit of the financial statements of Robert Blum Municipals, Inc. (the Company), as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 24, 2010

Robert Blum Municipals, Inc.

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended March 31, 2010



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Robert Blum Municipals, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1954, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Robert Blum Municipals, Inc. ("the Company") for the year ended March 31, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended March 31, 2010, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Robert Blum Municipals, Inc. taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 24, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Robert Blum Municipals, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended March 31, 2010

		Amount
Total assessment	$	1,641
SIPC-4 general assessment Payment made on October 30, 2009		(644)
SIPC-7T general assessment Payment made on May 4, 2010		(997)
Total assessment balance (overpaymment carried forward)	$	-

SIPC-7
(30 REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090 2185
202 371 8300

General Assessment Reconciliation

For the fiscal year ended March 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(30 REV 3/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5:

048287 FINRA MAR
ROBERT BLUM MUNICIPALS INC
2000 VAN NESS AVE STE 415
SAN FRANCISCO CA 94109-3019

Note: If any of the information shown on the mailing label requires correction, please e mail any corrections to form@sipc.org and so indicate on the form filed

Name and telephone number of person to contact respecting this form.
Robert Blum 415-673-2793

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1641

B. Less payment made with SIPC-6 filed (exclude interest) (644)
10-30-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 997

E. Interest computed on late payment (see instruction E) for days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 997

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 997

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number).

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Robert Blum Municipals, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 4th day of May, 20 10

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations Documentation Forward Copy

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending March 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 669,461

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 12,918

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 12,918

Total deductions 12,918

2d. SIPC Net Operating Revenues $ 656,543

2e. General Assessment @ .0025 $ 1,641

(to page 1 but not less than $150 minimum)

Robert Blum Municipals, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2010